UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                             SEC File Number: 0-28767
                            CUSIP Number: 28106P 30 6

                                    FORM  12b-25


                           NOTIFICATION  OF  LATE  FILING

(Check  One):  (X)  Form  10-KSB  (  )  Form 20-F  ( ) Form 11-K ( ) Form 10-QSB
               (  )  Form  N-SAR

     For  Period  Ended:  JULY  31,  2000
                          -------------------

     (  )     Transition  Report  on  Form  10-K
     (  )     Transition  Report  on  Form  20-F
     (  )     Transition  Report  on  Form  11-K
     (  )     Transition  Report  on  Form  10-Q
     (  )     Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:
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  Read  Instructions (on back page) Before Preparing Form, Please Print or Type.
    Nothing  in  this  form  shall be construed to imply that the Commission has verified  any  information  contained  herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART  I  -  REGISTRANT  INFORMATION


EDITWORKS,  LTD.
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Full  Name  of  Registrant


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Former  Name  if  Applicable


24843  DEL  PRADO,  SUITE  326
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Address  of  Principal  Executive  Office  (Street  and  Number)


DANA  POINT,  CA  92629
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City,  State  and  Zip  Code


                        PART  II  -  RULES  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ( )     (a)     The  reasons  described in reasonable detail in Part III of this  form  could  not  be  eliminated  without  unreasonable effort or expense;

     (X) (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( )     (c)     The  accountant's  statement  or  other exhibit required by
Rule  12b-25(c)  has  been  attached  is  applicable.

                              PART  III  -  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

THE AUDITOR AND OFFICERS OF THE REGISTRANT HAVE NOT COMPLETED THE YEAR END AUDITED FINANCIAL STATEMENTS IN A TIMELY MANNER. IT IS EXPECTED THAT THE FINANCIAL STATEMENTS WILL BE PREPARED WITHIN THE NEXT FIFTEEN (15) DAYS AND THAT THE FORM 10-KSB CAN THEN BE FILED.



                           PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William  Stocker                   949                  248-9561
     ---------------                    -----               ------------------
          (Name)                    (Area  Code)            (Telephone  Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
YES    X      NO
      ---        ---


(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
YES           NO  X
      ---        ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          EditWorks,  Ltd
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          October  27,  2000
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By:  /S/Kirt W. James
        Kirt  James  -  President


By:  /S/Jena Minnick-Harry
        Jena  Minnick-Harry  -  Secretary  and  Treasurer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

            Intentional  misstatements  or  omissions  of  fact  constitute
               Federal  Criminal  Violations  (See  18  U.S.C.  1001).l

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1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each nations securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.